UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

+86 10 0651-20297

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On April 1, 2024, U-BX Technology Ltd. (the “Company”) closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares, par value $0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-262412, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2022 (as amended) (the “Registration Statement”). The Form F-1 was declared effective by the SEC on March 25, 2024. The Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. EF Hutton LLC acted as the book-running manager of the IPO. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UBXG.”

In connection with the IPO, the Company issued a press release on March 27, 2024 announcing the pricing of the IPO and a press release on April 1, 2024 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: April 1, 2024	By:	/s/ Jian chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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